SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

     REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2005

PCCW Limited
(Translation of Registrant’s Name Into English)

39th Floor, PCCW Tower
TaiKoo Place, 979 King’s Road
Quarry Bay, Hong Kong
(Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form 20-F ☒     Form 40-F ☐

      (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes ☐        No ☒

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.)

PCCW LIMITED

INDEX TO EXHIBITS

Items

1.	Announcement dated January 19, 2005;
2.	Teletext announcement dated January 20, 2005;
3.	Press release dated January 20, 2005; and
4.	Announcement dated January 20, 2005.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PCCW LIMITED

Dated: February 4, 2005	By: (Sd.) Hubert Chak

Name: Hubert Chak
Title: Company Secretary

Item 1

RE-DESIGNATION OF DIRECTOR OF THE COMPANY

The Board of Directors of PCCW Limited is pleased to announce that The Hon Raymond George Hardenbergh Seitz, a Non-executive Director of the Company, shall be re-designated as Independent Non-executive Director of the Company with effect from February 1, 2005.

The Board of Directors (the “Board”) of PCCW Limited (the “Company”) is pleased to announce that The Hon Raymond George Hardenbergh Seitz (“Mr. Seitz”), a Non-executive Director of the Company, shall be re-designated as Independent Non-executive Director of the Company with effect from February 1, 2005.

Mr. Seitz, aged 64, has been appointed as a Non-executive Director of the Company since October 2000. He is the chairman of the Remuneration Committee of the Company. He is a director of Hollinger International Inc. and Chubb Corporation, both of which are listed on The New York Stock Exchange, Inc.

He was vice-chairman of Lehman Brothers International from April 1995 to April 2003 and was US Ambassador to Great Britain from 1991 to 1994. Prior to that, he was US Assistant Secretary of State for Europe from 1989 to 1991 and Minister at the US Embassy in London from 1984 to 1989.

Mr. Seitz does not have any relationship with any other Directors, senior management or substantial or controlling shareholders of the Company. He does not have any interests in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance. There is no service contract entered into between Mr. Seitz and the Company. Pursuant to the Company’s Articles of Association, he is subject to retirement by rotation and will be eligible for re-election at the annual general meetings of the Company. Mr. Seitz receives director’s fee of HK$200,000 per annum and a further fee of HK$100,000 per annum for being the chairman of the Remuneration Committee of the Company which are subject to review by the Board from time to time pursuant to the power given to it under the Articles of Association of the Company.

Save as disclosed above, there are no other matters related to the re-designation of Director of the Company that need to be brought to the attention of the shareholders of the Company.

By order of the Board PCCW Limited Hubert Chak Company Secretary

Hong Kong, January 19, 2005

The directors of PCCW Limited as at the date of this announcement are as follows:

Executive Directors:
Li Tzar Kai, Richard (Chairman); So Chak Kwong, Jack (Deputy Chairman and Group Managing Director);
Yuen Tin Fan, Francis (Deputy Chairman); Peter Anthony Allen; Alexander Anthony Arena; Chung Cho Yee, Mico; Lee Chi Hong, Robert

Non-Executive Directors:
Sir David Ford, KBE, LVO; The Hon Raymond George Hardenbergh Seitz

Independent Non-Executive Directors:
Prof Chang Hsin-kang; Dr Fung Kwok King, Victor; Dr The Hon Li Kwok Po, David, GBS, JP; Sir Roger Lobo, CBE, JP; Aman Mehta

Item 2

At the request of PCCW Limited (the “Company”), trading in the Company’s shares has been suspended with effect from 9:30 a.m. today (January 20, 2005) pending issue of an announcement regarding a significant transaction.

As at the date hereof, Mr Li Tzar Kai, Richard (Chairman), Mr So Chak Kwong, Jack (Deputy Chairman and Group Managing Director), Mr Yuen Tin Fan, Francis (Deputy Chairman), Mr Peter Anthony Allen, Mr Alexander Anthony Arena, Mr Chung Cho Yee, Mico and Mr Lee Chi Hong, Robert are the executive directors of the Company; Sir David Ford, KBE, LVO and The Hon Raymond George Hardenbergh Seitz are the non-executive directors of the Company and Prof Chang Hsin-kang, Dr Fung Kwok King, Victor, Dr The Hon Li Kwok Po, David, GBS, JP, Sir Roger Lobo, CBE, JP and Mr Aman Mehta are the independent non-executive directors of the Company.

By order of the Board Hubert Chak Company Secretary Hong Kong, January 20, 2005

Item 3

China Netcom Group and PCCW form strategic business alliance
China Netcom Group to take 20 percent stake in PCCW

BEIJING/HONG KONG January 20, 2005 - China Network Communications Group Corporation ("China Netcom Group"), one of China's major telecommunications companies, and PCCW Limited ("PCCW"), the leading communications provider in Hong Kong, today announced a strategic alliance to jointly develop their respective businesses in mainland China and internationally.

China Netcom Group has agreed to pay approximately US$1 billion (HK$7.9 billion) in cash, at HK$5.90 per share, for a 20 percent stake in the enlarged share capital of Hong Kong-listed PCCW Limited. China Netcom Group will acquire its stake in PCCW by subscribing to 1,343,571,766 new shares.

China Netcom Group intends to be a committed investor in PCCW, participating with existing management in shaping the future strategy of the company, through membership of the Board of Directors and existing Board and management committees.

As part of the agreed transaction, and subject to PCCW shareholder approval, China Netcom Group will nominate directors to three new seats on the board of PCCW. Furthermore, one of the three will also become a Deputy Chairman of PCCW.

With these new appointments, both PCCW and China Netcom Group believe that the appropriate representation is in place to maximize value for all shareholders.

In order to take advantage of the high development potential in the PRC telecommunications industry, PCCW will earmark up to HK$5 billion to pursue opportunities in China in the telecommunications area and set up a PRC Business Development Committee, which will be comprised of two nominees each from PCCW and from China Netcom Group.

Mr. Zhang Chunjiang, General Manager of China Netcom Group said: "We are most excited that this is a win-win transaction which will create growth opportunities for both parties. Furthermore, we believe that with PCCW being the leading telecommunications operator in Hong Kong, its advanced management system, its professional management team and operation experience in highly competitive markets will enable China Netcom Group to accelerate innovations in our business management and enhance our marketing expertise."

PCCW Chairman Richard Li said: " I am delighted to welcome China Netcom Group as a new PCCW shareholder and look forward to a mutually beneficial co-operation. The main purpose of this strategic relationship with China Netcom Group - a major Chinese state-owned telecommunications company and a broadband leader is to create long-term value for our shareholders through actively pursuing new business opportunities."

"This transaction will lay the foundation for PCCW to participate in the high potential and fast growing telecommunications market in China. At the same time, the capital injection will further strengthen our financial fundamentals," Mr. Li said.

This share purchase is subject to the approval of PCCW shareholders. The date for an Extraordinary General Meeting will be announced in due course.

About China Network Communications Group Corporation

China Network Communications Group Corporation ("China Netcom Group") is one of the largest telecommunications companies in China, well known both domestically and internationally. It is the exclusive fixed line telecommunications service provider for Beijing 2008 Olympic Games. China Netcom Group has extensive advanced network that covers the whole of China and reaches out globally. Its main business focuses on operating domestic and international fixed line telecom networks and offering related telecom services. At the end of 2003, the registered capital of China Netcom Group was RMB 60 billion. Total assets exceeded RMB 250 billion. Revenue reached RMB 84 billion. China Netcom Group currently has more than 110 million telephone users.

About PCCW Limited

PCCW Limited (SEHK: 0008, ADR-NYSE: PCW) is the leading communications provider in Hong Kong and one of Asia's leading IT&T players. Hong Kong's image as a center of technology excellence continues to be enhanced by PCCW's innovation, especially in new generation fixed-line telephony, broadband, IT, wireless and delivery of home entertainment. Internationally, PCCW provides cutting-edge technical services to network operators, and enables organizations to bring their business to Asia and take Asian business to the rest of the world. Note to Editors: The Company's English name was changed in 2002 from "Pacific Century CyberWorks Limited" to "PCCW Limited".

To learn more about PCCW, go to www.pccw.com

For inquiries, please call:

Joan Wagner PCCW Tel: (852) 2514-8883 Email: joan.wagner@pccw.com	Wayne Zhang China Netcom Group Tel: (852) 2121 2805 Email: zhangwj1@china-netcom.com

Item 4

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

ISSUE OF NEW SHARES TO
CHINA NETWORK COMMUNICATIONS GROUP CORPORATION
CONNECTED TRANSACTIONS: GRANTING OF ANTI-DILUTION RIGHTS

On 19 January 2005, China Netcom and the Subscriber entered into a Subscription Agreement with the Company. Pursuant to the Subscription Agreement, the Subscriber conditionally agreed to subscribe for 1,343,571,766 new Shares at a price of HK$5.90 per Share.

The Subscription Shares represent approximately 25% of the Company’s existing issued share capital and approximately 20% of the Company’s issued share capital as enlarged by the allotment and issue of the Subscription Shares. Under the terms of the Subscription Agreement, China Netcom has been granted certain rights. These rights, which include the right to nominate three Directors and China Netcom’s Anti-Dilution Rights, are summarised below.

The proceeds of the Subscription will be approximately HK$7,927 million before deduction of expenses, and will strengthen the financial position of the Group. Subject to the Group’s capital investment procedures and the identification of appropriate investment opportunities, the Company intends to invest up to HK$5 billion of these proceeds in telecommunications opportunities in the PRC. The remainder will be used for reducing the Group’s debt and general corporate purposes.

Each of the PCCW Substantial Shareholders (which together will hold approximately 25.5% of the issued share capital of the Company as enlarged by the allotment and issue of the Subscription Shares) has entered into a shareholders’ agreement with China Netcom. Under these shareholders’ agreements each of the PCCW Substantial Shareholders and China Netcom have agreed on certain matters relating to the Company and their respective shareholding interests in the Company (some of which are conditional on Completion).

Approval of the Independent Shareholders will be sought for the increase of the authorised share capital of the Company, the issue of the Subscription Shares to the Subscriber and for the Anti-Dilution Rights described below. A circular containing further details of these matters and a notice convening an extraordinary general meeting of the Company will be despatched to Shareholders in due course.

At the request of the Company, trading of the Shares was suspended at 09:30 a.m. on 20 January 2005 pending the release of this announcement. An application has been made to the Stock Exchange for resumption of trading of the Shares with effect from 9:30 a.m. on 21 January 2005.

INTRODUCTION

The Company announced on 14 December 2004 that the Company had received from China Netcom an expression of interest in subscribing for new Shares in the capital of the Company.

The Directors are pleased to announce that, following further discussions, China Netcom and the Subscriber entered into a Subscription Agreement with the Company pursuant to which the Subscriber has conditionally agreed to subscribe for new Shares amounting to approximately 20% of the enlarged issued share capital of the Company.

SUBSCRIPTION AGREEMENT DATED 19 JANUARY 2005

Parties

The parties to the Subscription Agreement are:

(1)	China Netcom;

(2)	the Subscriber; and

(3)	the Company.

China Netcom and the Subscriber

China Netcom is principally engaged in the provision of telecommunications services in the PRC and is the holder of approximately 70.5% of CNC HK. The Subscriber, a wholly-owned subsidiary of China Netcom, is an investment holding company.

Neither China Netcom nor the Subscriber is interested in any Shares as at the date of this announcement. Upon Completion, the Subscriber will hold approximately 20% of the enlarged issued share capital of the Company. Both China Netcom and the Subscriber are independent third parties which are not connected with the Directors, chief executives or substantial shareholders of the Company or any of its subsidiaries, or any of their respective associates (as such terms are defined in the Listing Rules). Upon Completion, the Subscriber will be a substantial shareholder of the Company and China Netcom will be an associate of a substantial shareholder of the Company, and each of them will therefore constitute a connected person of the Company under the Listing Rules.

Price of the Subscription Shares

The price of the Subscription Shares of HK$5.90 per Share was arrived at through arm’s length negotiations. This represents a premium of about 25.5% over the closing price per Share of HK$4.70 quoted on the Stock Exchange on 19 January 2005. The subscription price also represents a premium of about 23% over the average of the closing prices (of HK$4.80) quoted on the Stock Exchange on the 10 trading days ending on 19 January 2005 and a premium of about 17.8% over the average of the closing prices (of HK$5.01) quoted on the Stock Exchange on the 128 trading days ending on 19 January 2005 (being the number of trading days in the six month period ending on that date). The aggregate subscription price will be paid in cash by the Subscriber at Completion.

The Subscription Shares

1,343,571,766 new Shares are to be subscribed, representing approximately 25% of the Company’s existing issued share capital and approximately 20% of the Company’s issued share capital as enlarged by the allotment and issue of the Subscription Shares.

The Subscription Shares will rank, upon issue, pari passu in all respects with the Shares in issue on the date of allotment and issue of the Subscription Shares.

Conditions of the Subscription

Completion is conditional upon:

(A)	the passing by the Independent Shareholders at an extraordinary general meeting of the Company of a resolution to:

	(1)	increase the authorised share capital of the Company to HK$2.5 billion comprising of ten billion Shares;

	(2)	grant to the Directors a specific mandate to allot, issue and deal with the Subscription Shares; and

	(3)	approve the Anti-Dilution Rights;

(B)	(1)	listing of and permission to deal in all the Subscription Shares being granted by the Listing Committee of the Stock Exchange; and

	(2)	the listing and permission referred to in paragraph (B)(l) above not subsequently being revoked prior to Completion;

(C)	delivery by the Subscriber at Completion of a legal opinion from British Virgin Islands counsel relating to, among other things, the capacity and authority of the Subscriber to enter into, and perform its obligations under, the Subscription Agreement;

(D)	delivery by China Netcom at Completion of a legal opinion from PRC counsel relating to, among other things, the capacity and authority of China Netcom to enter into, and perform its obligations under, the Subscription Agreement and the PRC governmental, regulatory or similar consents required by the Subscriber and/or China Netcom to perform their respective obligations under the Subscription Agreement;

(E)	the obtaining by China Netcom of such consent or approval of a PRC governmental body or regulatory authority as is required for China Netcom and the Subscriber to enter into and perform their obligations under the Subscription Agreement; and

(F)	none of the warranties given by the Company in the Subscription Agreement being found to be, or no event occurring or matter arising which renders any of them, untrue or incorrect in any material respect on and as at the date of Completion.

The above conditions (except those conditions which are required to be satisfied on or as at the date of Completion) must be fulfilled on or before Monday, 13 June 2005, unless the parties agree otherwise. The condition in paragraph (F) above may be waived by the Subscriber. The conditions in paragraphs (C) and (D) above may be waived by the Company.

Completion of the Subscription

Completion will take place on the second business day after the satisfaction of the above conditions except those conditions which are required to be satisfied on or as at the date of Completion, or on such other date as the parties may agree.

Application for Listing

Application will be made by the Company to the Listing Committee of the Stock Exchange for the grant of the listing of, and permission to deal in, all the Subscription Shares.

China Netcom’s Anti-Dilution Rights

China Netcom will be entitled to subscribe for additional Shares, securities convertible or exchangeable into Shares or any warrants or other rights to subscribe for Shares in order to maintain its percentage shareholding as a result of equity or equity linked capital issues. The price and terms upon which China Netcom will be entitled to subscribe for such additional Shares, warrants or other rights will be the same as such equity or equity linked capital issues are offered or made to third parties. On Completion China Netcom will become an associate of a substantial shareholder of the Company and therefore a connected person of the Company (as such terms are defined in the Listing Rules). China Netcom’s Anti-Dilution Rights will therefore amount to a connected transaction of the Company and as a result are subject to the approval of the Independent Shareholders, to be sought at the same time as approval for the increase in the authorised share capital and granting of a specific mandate for the issue of the Subscription Shares.

The term of China Netcom’s Anti-Dilution Rights will be for three years from Completion. If the Subscriber ceases to hold at least 15% of the total issued share capital of the Company or China Netcom ceases to hold, directly or indirectly, at least 75% of the issued share capital of the Subscriber at any time during this period, China Netcom’s Anti-Dilution Rights will terminate. The exercise of China Netcom’s Anti-Dilution Rights will be subject to the Listing Rules.

Board and Committee Appointments

At Completion three Directors nominated by China Netcom will be appointed to the Board, one of which will be appointed as a deputy chairman. One China Netcom nominated Director will also join each of the Company’s Executive Committee, Finance and Management

Committee, Remuneration Committee, Nomination Committee and Regulatory Compliance Committee. Two China Netcom nominated Directors will join the PRC Business Development Committee to be established at Completion. China Netcom will be entitled to nominate persons from time to time to replace any of these appointees.

PRC Business Development Committee

At Completion the Company will establish a PRC Business Development Committee to advise on possible opportunities for expanding the Group’s operations in the PRC and monitoring the use of funds allocated and approved by the Board or relevant committee for such PRC opportunities as are approved by the Board or relevant committee. China Netcom will have the right to nominate two out of four members of this committee.

Subject to the Group’s capital investment procedures and the identification of appropriate investment opportunities, it presently intends to seek to invest up to HK$5 billion in expanding its businesses in the PRC.

Co-Group Managing Director

Upon the Group’s business operations in the PRC becoming a substantial part of the Group’s operations, China Netcom will have the right to nominate one of its nominees on the Board to be a Co-Group Managing Director of the Company, subject to the nominee having requisite qualifications and experience and subject to the approval of the Board.

China Netcom’s Obligations to CNC HK

The Company has agreed that, for so long as the non-competition agreement between China Netcom and CNC HK (the recently listed subsidiary of China Netcom) is in effect, if the Group proposes to carry out any business which may directly or indirectly compete with that of CNC HK, the Company will approach China Netcom to discuss the proposed business. If China Netcom confirms that the proposed business will or is reasonably likely to be considered to constitute a business which would put China Netcom in breach of its existing contractual non-compete obligations to CNC HK, China Netcom and the Company will immediately consult in good faith.

The purpose of these provisions is to enable due and careful consideration to be given to the nature and extent of the obligations of China Netcom under the existing non-competition agreement between China Netcom and CNC HK, and to afford China Netcom an opportunity to comply fully with its obligations thereunder. These provisions do not prevent or delay any member of the Group from continuing any negotiations in relation to any business opportunity or prevent any member of the Group from entering into any contract or other arrangement relating to any business opportunity provided that certain consultation periods are adhered to.

Arrangements with China Netcom Competitors

The Company has agreed in certain circumstances to discuss with China Netcom opportunities available to it with any entity licensed to provide basic fixed-line telecommunications services in the PRC relating to (1) the establishment of new joint ventures in the PRC in relation to (a) certain basic fixed-line telecommunications services which are considered of a strategic nature to the Group or involve a significant investment by the Group or (b) non-regulated services which involve a significant investment by the Group or (2) the disposal of a strategic business in the PRC. The Company is not bound to enter into any agreement with China Netcom or any member of its group as a preferred partner, and is not precluded from discussing or negotiating with any such competitors, or entering into any agreement or arrangement with them provided that it notifies China Netcom of the opportunity first and enters into good faith discussions with China Netcom if China Netcom expresses an interest in being the Company’s partner in the proposed business development or disposal.

Certain Non-Disposal Covenants

The Company must obtain China Netcom’s consent (not to be unreasonably withheld or delayed) if it wishes to dispose of more than 10% of the Group’s voting interest in PCCW-HKT Telephone Limited or more than 25% of the Group’s voting interest in PCCW VOD Limited.

The Company must also obtain China Netcom’s consent (not to be unreasonably withheld or delayed) if it wishes to dispose of any of its shareholding in Pacific Century Premium Developments Limited prior to the date falling 60 days after Completion. However, China Netcom has undertaken to give its consent if the Board determines that the proposed sale is in the best interests of the Company.

Where the Group is considering any disposal of other assets and such disposal will require a circular to be issued to its Shareholders under the Listing Rules, the Directors nominated by China Netcom must be consulted in advance.

Duration of undertakings

The Company’s ongoing obligations summarised above in the paragraphs headed “Board and Committee Appointments”, “PRC Business Development Committee”, “Co-Group Managing Director”, “China Netcom’s Obligations to CNC HK”, “Arrangements with China Netcom Competitors”, and “Certain Non-Disposal Covenants” will cease to apply in the event that the Subscriber ceases to hold at least 10% of the total issued share capital of the Company or China Netcom ceases to hold, directly or indirectly, at least 75% of the issued share capital of the Subscriber.

Guarantee

China Netcom has agreed to guarantee the obligations of the Subscriber under the Subscription Agreement.

SHAREHOLDERS’ AGREEMENTS DATED 19 JANUARY 2005

Parties

Each of the PCCW Substantial Shareholders has entered into a shareholders’ agreement with China Netcom. Each shareholders’ agreement is on similar terms to the other shareholders’ agreements. These terms are summarised below.

Non-Disposal Undertaking

Subject to certain customary exceptions, each PCCW Substantial Shareholder will be subject to (1) an initial lock-in period commencing on the date of the shareholders’ agreement and ending on the date of Completion; and (2) a further lock-in period of 12 months from the date of Completion. The further lock-in period is conditional upon Completion. China Netcom may waive the lock-in in whole or in part.

Voting Undertaking

Conditional on Completion, each PCCW Substantial Shareholder has undertaken to exercise its rights and powers and give all such instructions (including as a Shareholder) to procure, so far as it is able, that the Company’s obligations in connection with China Netcom’s entitlements to nominate Board members and committee members are complied with from time to time for so long as China Netcom is entitled to exercise such rights in accordance with the Subscription Agreement.

PCCW SUBSTANTIAL SHAREHOLDERS ANTI-DILUTION AGREEMENTS DATED 19 JANUARY 2005

Parties

Each of the PCCW Substantial Shareholders has entered into an anti-dilution agreement with the Company. Each anti-dilution agreement is on similar terms to the other anti-dilution agreements. These terms (which are also similar to the terms of China Netcom’s Anti-Dilution Rights) are summarised below.

PCRD and PCGH are regarded as substantial shareholders and are therefore connected persons of the Company (as such terms are defined in the Listing Rules). PCD is regarded as an associate (as such term is defined in the Listing Rules) of Li Tzar Kai, Richard (a Director and the Chairman of the Company) and is therefore also a connected person of the Company. Accordingly, the PCCW Substantial Shareholders Anti-Dilution Agreements are connected transactions of the Company and these agreements are therefore subject to approval of the Independent Shareholders, to be sought at the same time as approval for the increase in the authorised share capital and granting of a specific mandate for the issue of the Subscription Shares.

Conditionality

Each PCCW Substantial Shareholders Anti-Dilution Agreement is conditional on (1) approval of the Anti-Dilution Rights proposed to be granted to the relevant PCCW Substantial Shareholders by the Independent Shareholders and (2) Completion.

Anti-Dilution Rights

Each PCCW Substantial Shareholder will be entitled to subscribe for additional Shares, securities convertible or exchangeable into Shares or any warrants or other rights to subscribe for Shares in order to maintain its percentage shareholding as a result of equity or equity linked capital issues. The price and terms upon which a PCCW Substantial

Shareholder will be entitled to subscribe for such additional Shares, warrants or other rights will be the same as such equity or equity linked capital issues are offered or made to third parties. The exercise of the PCCW Substantial Shareholders’ Anti-Dilution Rights will be subject to the Listing Rules.

The term of the PCCW Substantial Shareholder’s Anti-Dilution Rights will be for three years from Completion and will terminate if the PCCW Substantial Shareholders cease to hold in aggregate at least 15% of the total issued share capital of the Company.

As part of the arrangements agreed in connection with the Subscription, China Netcom has required that the Company grant to it Anti-Dilution Rights and that the PCCW Substantial Shareholders give the Non-Disposal Undertaking and the Voting Undertaking. As a result, and in consideration for agreeing to give the Non-Disposal Undertaking and the Voting Undertaking, the PCCW Substantial Shareholders have sought similar Anti-Dilution Rights. The Company considers it reasonable, in the context of the overall transaction, and the undertakings which the PCCW Substantial Shareholders have been required to give to China Netcom, that it grant the Anti-Dilution Rights to both China Netcom and the PCCW Substantial Shareholders.

The Anti-Dilution Rights of both China Netcom and the PCCW Substantial Shareholders can only be exercised in the event that the Company agrees to issue Shares, securities convertible or exchangeable into Shares and/or any warrants or other rights to subscribe for Shares to third parties and on the same terms, including as to price, agreed with such third parties. As is currently the case, the issue of any new Shares or other securities by the Company, other than on a pro rata basis to existing shareholders, may only be made pursuant to any annual general or specific mandate that may be granted to the Directors.

EFFECTS OF SUBSCRIPTION ON SHAREHOLDING STRUCTURE

	Before	After
	Subscription	Subscription
	(approximately)	(approximately)

Subscriber	0%	20.00%
PCCW Substantial Shareholders	31.91%	25.53%
Public	68.09%	54.47%

	100%	100%

USE OF PROCEEDS OF SUBSCRIPTION

The proceeds of the Subscription will be approximately HK$7,927 million before deduction of expenses, and will strengthen the financial position of the Group. Subject to the Group’s capital investment procedures and the identification of appropriate investment opportunities, the Company intends to invest up to HK$5 billion of these proceeds in telecommunications opportunities in the PRC. The remainder will be used for reducing the Group’s debt and general corporate purposes.

REASONS FOR THE SUBSCRIPTION

China Netcom is one of the PRC’s major telecommunications companies. It is expected that the strategic relationship between China Netcom and the Company following the Subscription will allow both companies to develop their respective businesses in the PRC and internationally, creating growth opportunities for both parties. A strategic relationship with China Netcom will lay the foundation for the Group to participate in the growing telecommunications market in the PRC. At the same time, the capital injection will further strengthen the Company’s financial fundamentals. Similarly, with China Netcom’s strategic investment in the Company, China Netcom will be able to capitalise on the Group’s expertise to accelerate innovations in its business management and enhance its marketing expertise.

GENERAL

The Company is the largest telecommunications provider in Hong Kong and one of Asia’s leading integrated communications companies. The Company provides key services in the areas of: integrated telecommunications; broadband solutions; connectivity; narrowband and interactive broadband (Internet services); information technology solutions and services and infrastructure.

The Board considers the terms of the Subscription Agreement and the PCCW Substantial Shareholder Anti-Dilution Agreements to be fair and reasonable and in the interests of the Company and the Shareholders as a whole.

TAKEOVERS CODE

The SFC has confirmed that it does not consider China Netcom and the Subscriber to be “acting in concert” (as such term is defined in the Takeovers Code) with the PCCW Substantial Shareholders as a result of the arrangements in relation to, or in connection with, the Subscription as described in this announcement. As a result, none of the Subscriber, China Netcom, the PCCW Substantial Shareholders or their respective concert parties will be required, as a result of the entering into and implementation of the Subscription Agreement, the shareholders’ agreements and/or the agreements relating to the Anti-Dilution Rights, to make any general offer under Rules 26 of the Takeovers Code.

SHAREHOLDERS APPROVAL AND INDEPENDENT BOARD COMMITTEE

The Directors intend to seek a specific mandate from the Independent Shareholders for the issue of the Subscription Shares to the Subscriber and seek the approval of the Independent Shareholders for the Anti-Dilution Rights.

A committee consisting of the independent non-executive directors of the Company has been formed to advise the Independent Shareholders in connection with the Anti-Dilution Rights. An independent financial adviser will be appointed to advise this committee. The Company will issue a circular to Shareholders in due course containing further details of the above transactions, together with a notice convening an extraordinary general meeting of the

Company to approve the increase of the authorised share capital of the Company, the issue of the Subscription Shares and the Anti-Dilution Rights. It will include the advice of an independent financial adviser provided to the committee consisting of the independent non-executive directors of the Company.

SUSPENSION AND RESUMPTION OF TRADING

At the request of the Company, trading of the Shares was suspended at 9:30 a.m. on 20 January 2005 pending the release of this announcement. An application has been made to the Stock Exchange for resumption of trading of the Shares with effect from 9:30 a.m. on 21 January 2005.

This announcement is being made for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for Shares. Shareholders are advised to exercise caution when dealing in the Shares.

DEFINITIONS

“Anti-Dilution Rights”	anti-dilution rights granted to China Netcom in the Subscription Agreement and the anti-dilution rights granted to each of the PCCW Substantial Shareholders in the PCCW Substantial Shareholders Anti-Dilution Agreements (in each case, subject to the approval of the Independent Shareholders)

“associates”	has the meaning ascribed to it in the Listing Rules

“Board”	the Board of Directors of the Company

“China Netcom”	China Network Communications Group Corporation, a state-owned enterprise established under the laws of the PRC

“CNC HK”	China Netcom Group Corporation (Hong Kong) Limited, a company incorporated in Hong Kong with limited liability and a subsidiary of China Netcom, the shares of which are listed on the Stock Exchange

“Company”	PCCW Limited, a company incorporated in Hong Kong with limited liability, the Shares of which are listed on the Stock Exchange

“Completion”	the completion of the Subscription pursuant to the Subscription Agreement

“Director(s)”	director(s) of the Company

“Group”	the Company and its subsidiaries

“HK$”	Hong Kong dollars

“Independent Shareholders”	the Shareholders of the Company other than the PCCW Substantial Shareholders

“Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange

“Non-Disposal Undertaking”	the non-disposal undertaking given by each of the PCCW Substantial Shareholders to China Netcom in the PCCW Substantial Shareholders’ Agreements

“PCCW Substantial Shareholders”	means PCRD, PCGH and PCD

“PCD”	Pacific Century Diversified Limited, a company incorporated in the Cayman Islands with limited liability and which is indirectly 100% controlled by Li Tzar Kai, Richard (a Director and the Chairman of the Company)

“PCGH”	Pacific Century Group Holdings Limited, a company incorporated in the British Virgin Islands with limited liability and which is 100% controlled by certain trusts, the founder of which was Li Tzar Kai, Richard (a Director and the Chairman of the Company)

“PCRD”	Pacific Century Regional Developments Limited, a company incorporated in Singapore with limited liability, the shares of which are listed on the Singapore Exchange Securities Trading Limited

“PCCW Substantial Shareholders Anti-Dilution Agreements”	means the anti-dilution agreements dated 19 January 2005 and entered into between each of the PCCW Substantial Shareholders and the Company

“PCCW Substantial Shareholders Agreements”	means the shareholders agreements dated 19 January 2005 and entered into between each of the PCCW Substantial Shareholders and China Netcom

“PRC”	the People’s Republic of China, excluding Hong Kong, Macau and Taiwan

“Shares”	ordinary shares of nominal value HK$0.25 each in the capital of the Company

“SFC”	the Securities and Futures Commission of Hong Kong

“Shareholders”	holder(s) of the Shares

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Subscriber”	China Netcom Group Corporation (BVI) Limited, a company incorporated in the British Virgin Islands which is a wholly-owned subsidiary of China Netcom, or a wholly-owned subsidiary of China Netcom Group Corporation (BVI) Limited

“Subscription”	the subscription for the Subscription Shares pursuant to the Subscription Agreement

“Subscription Agreement”	a conditional subscription agreement entered into between the Company, China Netcom and the Subscriber dated 19 January 2005 in relation to the Subscription

“Subscription Shares”	a total of 1,343,571,766 new Shares which are to be subscribed by the Subscriber pursuant to the Subscription Agreement

“Takeovers Code”	the Hong Kong Code on Takeovers and Mergers

“Voting Undertaking”	the voting undertaking given by each of the PCCW Substantial Shareholders to China Netcom in the PCCW Substantial Shareholders Agreements

“%”	percent

By the Order of the Board PCCW Limited Hubert Chak Company Secretary

Hong Kong, 20 January 2005

The Directors of the Company as at the date of this announcement are as follows:

Executive Directors:

Li Tzar Kai, Richard (Chairman); So Chak Kwong, Jack (Deputy Chairman and Group Managing Director); Yuen Tin Fan, Francis (Deputy Chairman); Peter Anthony Allen; Alexander Anthony Arena; Chung Cho Yee, Mico; Lee Chi Hong, Robert

Non-Executive Directors:

Sir David Ford, KBE, LVO; The Hon Raymond George Hardenbergh Seitz

Independent Non-Executive Directors:

Prof Chang Hsin-kang; Dr Fung Kwok King, Victor;
Dr The Hon Li Kwok Po, David, GBS, JP; Sir Roger Lobo, CBE, JP; Aman Mehta